Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

January 28, 2005



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated January 28, 2005 (Consolidated basis. USGAAP) [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Highlights of consolidated quarterly results 2004 (Third quarter ended December 31, 2004)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Nine months ended Dec.31, 2004 ('04/4-12) (A)	Third quarter ('04/10-12)	Nine months ended Dec.31, 2003 ('03/4-12) (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage	Annual targets announced in Oct.2004 ('04/4-'05/3) (C)	Results of the previous fisical year ('03/4-'04/3) (D)	increase/(decrease) (C)-(D)
Gross profit	4,129	1,414	3,652	477	13%	5,600	5,013	587
Other income (expenses) :								
Selling, general and administrative expenses	(3,275)	(1,111)	(3,099)	(176)	(6%)	(4,400)	(4,224)	(176)
Personnel expenses	(1,687)	(577)	(1,607)	(80)	(5%)			
Facility related expenses	(571)	(200)	(574)	4	1%			
Other	(1,017)	(334)	(918)	(99)	(11%)			
Interest expense, net of interest income	(60)	(27)	(38)	(22)	(58%)	(70)	(64)	(6)
Dividends	47	11	59	(13)	(21%)	60	69	(9)
Equity in earnings of associated companies, net	289	100	154	135	88%	400	207	193
Settlements on copper trading litigation	28	38	(67)	94	-			
Provision for doubtful receivables	(35)	(5)	(12)	(24)	(207%)			
Gain on property and equipment, net	132	131	135	(2)	(2%)	(200)	89	(289)
Gain on marketable securities and investments, net	76	12	173	(97)	(56%)			
Other, net	(1)	(1)	(2)	1	69%			
Total other income (expenses)	(2,799)	(853)	(2,697)	(103)	(4%)	(4,210)	(3,923)	(287)
Income before income taxes and minority interests in earnings of subsidiaries	1,330	562	956	374	39%	1,390	1,090	300
Income taxes	(516)	(218)	(352)	(163)	(46%)	(530)	(357)	(173)
Income before minority interests in earnings of subsidiaries	814	343	603	211	35%	860	733	127
Minority interests in earnings of subsidiaries, net	(50)	(15)	(47)	(3)	(6%)	(80)	(67)	(13)
Net income	764	328	556	208	37%	780	666	114
Total trading transactions	71,370	23,506	64,771	6,599	10%	97,000	91,979	5,021
Operating income	819	298	541	277	51%	1,150	710	440
Basic profit (Calculation for reference)*	785	269	487	298	61%	1,102	668	434

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Summary of the results for the nine months (April 1, 2004-December 31, 2004) in comparison with the same period of the previous year

Gross profit
- Strong performances in steel products business including steel service centers operation in Asia and in specialty steel business
- Strong performances in automobile lease and finance business such as Sumisho Auto Leasing and in ships business
- Increase in plant business mainly in Asia
- Strong performances in retail business such as supermarket Summit, and fertilizer business
- Increase in Overseas subsidiaries such as Sumitomo Corporation of America
- Recognized impairment losses on real estate for sale in Kobe area, and decrease in condominium sales in Tokyo metropolitan area compared with the same period of the previous year, which showed a strong performance

Selling, general and administrative expenses
- Increase in personnel expenses due to the expansion of business activities at subsidiaries
- Increase in amortization of software

Equity in earnings of associated companies, net
- Strong performances in Batu Hijau copper and gold mine project, Jupiter Telecommunications, Sumisho Lease and Jupiter Programming, etc.

Settlements on copper trading litigation
- Settlement paid during the previous year
- Settlement received in the third quarter

Provision for doubtful receivables
- Provision for receivables going through legal liquidation

Gain on property and equipment, net
- Sales of office buildings
- Sales of commercial rent premises during the previous year

Gain on marketable securities and investments, net
- Capital gains generated mostly by the continuous unwinding of cross shareholdings

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies

For the nine months ended December 31, 2003, basic profit was calculated by using 58% as the multiplier.

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

Segment Information	Gross profit			Net income			Assets		
	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	increase/ (decrease)	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	increase/ (decrease)	As of Dec. 31, 2004	As of Mar. 31, 2004	increase/ (decrease)
Metal Products	378	320	58	106	63	43	4,501	3,904	597
Transportation & Construction Systems	809	736	73	117	95	22	8,716	7,930	786
Machinery & Electric	228	162	66	39	1	38	4,343	4,357	(15)
Media, Electronics & Network	301	284	17	54	48	6	3,571	3,750	(179)
Chemical	215	165	50	40	13	28	2,170	1,749	422
Mineral Resources & Energy	246	196	50	113	40	74	4,462	3,457	1,005
Consumer Goods & Service	741	669	72	46	36	10	3,119	3,046	73
Materials & Real Estate	336	357	(21)	18	107	(89)	6,163	6,153	10
Financial & Logistics	107	108	0	10	15	(6)	2,133	1,935	197
Domestic Regional Business Units and Offices	296	291	5	32	19	13	3,771	3,793	(21)
Overseas Subsidiaries and Branches	552	411	141	190	49	140	6,014	4,933	1,081
Segment Total	4,211	3,700	512	765	486	279	48,962	45,005	3,957
Corporate and Eliminations	(82)	(47)	(35)	(1)	70	(71)	4,881	5,120	(239)
Consolidated	4,129	3,652	477	764	556	208	53,843	50,125	3,718

Assets and Liabilities	As of Dec. 31, 2004	As of Mar. 31, 2004	increase/ (decrease)
Total assets	53,843	50,125	3,718
Total shareholders' equity	9,173	7,308	1,864
Shareholders' equity ratio	17.0%	14.6%	2.4pt
Working Capital	7,948	6,940	1,008
Interest - bearing liabilities, gross	28,073	27,959	114
Interest - bearing liabilities, net	23,110	23,776	(666)
Debt - equity ratio, net (times)	2.5	3.3	(0.8pt)

Summary

Total assets
- Increase of operating assets due to business expansion
- Stragetic investments to expand earnings base

Total shareholders' equity, Shareholders' equity ratio, Debt - equity ratio, net (times)
- Improved due to the issuance of new shares and increase in retained earnings

Consolidated quarterly results 2004 (Third quarter ended December 31, 2004)

[Prepared on the basis of accounting principles generally accepted in the United States of America]


Sumitomo
Corporation

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the nine-month period (April 1, 2004-December 31, 2004)

	Nine months ended December 31, 2004			Nine months ended Dec. 31, 2003	increase/ (decrease)	Annual Targets Year ending Mar. 31, 2005 (Announced in Oct. 2004)
	Total	Six months ended Sep.30, 2004	Three months ended Dec.31, 2004			
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	7,137,007	4,786,384	2,350,623	6,477,131	659,876	9,700,000
Gross Profit	412,889	271,453	141,436	365,210	47,679	560,000
Operating Income	81,883	52,041	29,842	54,146	27,737	115,000
Income before Income Taxes and Minority Interests in Earnings of Subsidiaries	132,955	76,796	56,159	95,551	37,404	139,000
Net Income	76,372	43,527	32,845	55,564	20,808	78,000

	As of Dec.31, 2004	As of Mar.31, 2004	increase/ (decrease)
	(millions of yen)	(millions of yen)	(millions of yen)
Total Assets	5,384,297	5,012,465	371,832
Total Shareholders' Equity	917,270	730,848	186,422
Shareholders' Equity Ratio	17.0%	14.6%	2.4pt

Notes 1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.

2) The results of the third quarter are not audited by independent public accountants.

3) Third quarter : Number of consolidated subsidiaries; 615, Number of equity method applied associated companies; 225
Previous fiscal year : Number of consolidated subsidiaries; 575, Number of equity method applied associated companies; 217

4) Amounts are rounded to the nearest million.

5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.

6) Equity in earnings of associated companies, net have been reclassified into other income (expenses) for the nine-month period ended December 31, 2003 in accordance with the reclassification made in fiscal 2004. The consolidated results for the nine-month period ended December 31, 2003 have been restated to reflect the Company's accounting for deferred taxes related to investments in affiliates in accordance with the restatements made in fiscal 2004.

2. Operating results for the nine-month period (April 1, 2004-December 31, 2004)

The company's total trading transactions for the nine-month period ended December 31, 2004 was 7,137 billion yen, a 10.2% increase from the same period of the previous year, due to the strong performances in mineral resources and energy businesses and plant businesses mainly in Asia.
Gross profit was 412.9 billion yen, an increase of 47.7 billion yen. Automobile lease and finance businesses and ships businesses in the Transportation & Construction Systems Business Unit and plant businesses mainly in Asia in the Machinery & Electric Business Unit increased. Steel businesses at Sumitomo Corporation of America in the Overseas Subsidiaries and Branches performed well. On the other hand, in the Materials & Real Estate Business Unit, gross profit decreased due to the impairment loss on real estate for sale and the decrease in condominium sales in Tokyo metropolitan area compared with the same period of the previous year, which showed a strong performance.
Selling, general and administrative expenses increased by 17.6 billion yen due to the expansion of business activities. Equity in earnings of associated companies, net increased by 13.5 billion yen to 28.9 billion yen resulting from improvements in Jupiter Telecommunications and Batu Hijau copper and gold mine project.
As a result, net income for the nine-month period ended December 31, 2004 totaled 76.4 billion yen, an increase of 20.8 billion yen or representing 37% growth from the same period of the previous year.

Consolidated Statements of Income

Nine-month periods ended December 31, 2004 and 2003
(Unaudited)

	Millions of yen				Millions of U.S. Dollars
	2,004			2003	2004
	Six months ended September 30	Three months ended December 31	Nine months ended December 31	Nine months ended December 31	Nine months ended December 31
Revenues:					
Sales of tangible products	¥ 735,234	¥ 385,918	¥ 1,121,152	¥ 909,353	$ 10,992
Sales of services and others	221,040	96,883	317,923	302,889	3,117
Total revenues	956,274	482,801	1,439,075	1,212,242	14,109
Cost of revenues:					
Cost of tangible products sold	(635,769)	(320,328)	(956,097)	(768,893)	(9,374)
Cost of services and others	(49,052)	(21,037)	(70,089)	(78,139)	(687)
Total cost of revenues	(684,821)	(341,365)	(1,026,186)	(847,032)	(10,061)
Gross profit	271,453	141,436	412,889	365,210	4,048
Other income (expenses) :					
Selling, general and administrative expenses	(216,335)	(111,134)	(327,469)	(309,912)	(3,211)
Settlements on copper trading litigation	(988)	3,759	2,771	(6,677)	27
Provision for doubtful receivables	(3,077)	(460)	(3,537)	(1,152)	(35)
Gain on sale of property and equipment, net	101	13,138	13,239	13,488	130
Interest income	6,946	3,374	10,320	12,769	101
Interest expense	(10,292)	(6,033)	(16,325)	(16,563)	(160)
Dividends	3,550	1,110	4,660	5,913	46
(Impairment loss) valuation gain on marketable securities and other investments, net	(824)	74	(750)	(2,095)	(7)
Gain on sale of marketable securities and other investments, net	7,272	1,076	8,348	19,371	82
Equity in earnings of associated companies, net	18,908	9,953	28,861	15,368	283
Other, net	82	(134)	(52)	(169)	(1)
Total other income (expenses)	(194,657)	(85,277)	(279,934)	(269,659)	(2,745)
Income before income taxes and minority interests in earnings of subsidiaries	76,796	56,159	132,955	95,551	1,303
Income taxes	(29,733)	(21,818)	(51,551)	(35,248)	(505)
Income before minority interests in earnings of subsidiaries	47,063	34,341	81,404	60,303	798
Minority interests in earnings of subsidiaries, net	(3,536)	(1,496)	(5,032)	(4,739)	(49)
Net income	¥ 43,527	¥ 32,845	¥ 76,372	¥ 55,564	$ 749
Disclosure of comprehensive income (loss):					
Net income for the period	¥ 43,527	¥ 32,845	¥ 76,372	¥ 55,564	$ 749
Other comprehensive income (loss), net of tax:					
Net unrealized holding (losses) gains on securities available-for-sale	(6,832)	13,647	6,815	59,240	66
Foreign currency translation adjustments	3,565	11,517	15,082	(17,076)	148
Net unrealized (losses) gains on derivatives	(529)	96	(433)	(84)	(4)
Comprehensive income for the period	39,731	58,105	97,836	97,644	959
Total trading transactions	¥ 4,786,384	¥ 2,350,623	¥ 7,137,007	¥ 6,477,131	$ 69,971

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥102=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) For the fiscal year ended March 31, 2004, the Companies have started reporting revenue in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No.99-19 and to include equity in earnings of associated companies in other income (expenses). Accordingly, consolidated results for the third quarter ended December 31, 2003 have been restated to reflect these changes and to reflect the Companies' accounting for deferred taxes related to investments in affiliates in accordance with the restatement made in fiscal 2004.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 (Unaudited) and March 31, 2004

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2004	March 31, 2004	December 31, 2004
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 491,225	¥ 415,574	$ 4,816
Time deposits	5,034	2,690	49
Marketable securities	8,150	2,823	80
Receivables—trade			
Notes and loans	312,933	238,213	3,068
Accounts	1,253,685	1,178,006	12,291
Associated companies	70,232	151,156	689
Allowance for doubtful receivables	(9,816)	(8,851)	(96)
Inventories	474,880	412,340	4,656
Deferred income taxes	38,074	37,613	373
Advance payments to suppliers	64,471	51,541	632
Other current assets	200,068	140,128	1,961
Total current assets	2,908,936	2,621,233	28,519
Investments and long-term receivables:			
Investments in and advances to associated companies	372,526	383,980	3,652
Other investments	461,951	468,986	4,529
Long-term receivables	615,486	597,461	6,034
Allowance for doubtful receivables	(44,924)	(49,957)	(440)
Total investments and long-term receivables	1,405,039	1,400,470	13,775
Property and equipment, less accumulated depreciation	824,811	768,553	8,086
Prepaid expenses, non-current	93,443	98,589	916
Deferred income taxes, non-current	12,933	9,369	127
Other assets	139,135	114,251	1,364
Total	¥ 5,384,297	¥ 5,012,465	$ 52,787

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥102=US$1.
2) The Company reclassified Mining rights from "Other assets" to "Property and equipment, at cost less accumulated depreciation" in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No. 04-02.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 (Unaudited) and March 31, 2004

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2004	March 31, 2004	December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 442,150	¥ 452,064	$ 4,335
Current maturities of long-term debt	396,684	330,622	3,889
Payables—trade			
Notes and acceptances	135,734	107,474	1,331
Accounts	791,426	771,092	7,759
Associated companies	20,072	22,829	197
Income taxes	20,951	15,890	205
Accrued expenses	50,806	61,228	498
Advances from customers	106,202	66,232	1,041
Other current liabilities	150,087	99,773	1,472
Total current liabilities	2,114,112	1,927,204	20,727
Long-term debt, less current maturities	2,178,872	2,218,415	21,361
Accrued pension and retirement benefits	12,734	10,895	125
Deferred income taxes, non-current	70,479	38,797	691
Minority interests	90,830	86,306	890
Shareholders' equity:			
Common stock	219,279	169,439	2,150
Additional paid-in capital	238,822	189,621	2,341
Retained earnings			
Appropriated for legal reserve	17,686	17,686	174
Unappropriated	433,929	365,894	4,254
	451,615	383,580	4,428
Accumulated other comprehensive income (loss)	10,227	(11,237)	100
Treasury stock, at cost	(2,673)	(555)	(26)
Total shareholders' equity	917,270	730,848	8,993
Total	¥ 5,384,297	¥ 5,012,465	$ 52,787

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥102=US$1.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Nine-month periods ended December 31, 2004 and 2003
(Unaudited)

Operating segments:

2004:

Segment		Millions of Yen Gross profit		Net income		As of December 31 Segment assets		Total trading transactions
Metal Products	¥	37,848	¥	10,581	¥	450,053	¥	786,003
Transportation & Construction Systems		80,859		11,722		871,588		1,117,354
Machinery & Electric		22,836		3,921		434,272		1,031,804
Media, Electronics & Network		30,134		5,378		357,086		334,343
Chemical		21,549		4,047		217,037		384,003
Mineral Resources & Energy		24,638		11,338		446,222		1,281,735
Consumer Goods & Service		74,111		4,550		311,934		584,411
Materials & Real Estate		33,621		1,835		616,263		262,489
Financial & Logistics		10,746		950		213,258		96,432
Domestic Regional Business Units and Offices		29,556		3,177		377,135		759,768
Overseas Subsidiaries and Branches		55,219		18,959		601,371		951,870
Segment Total		421,117		76,458		4,896,219		7,590,212
Corporate and Eliminations		(8,228)		(86)		488,078		(453,205)
Consolidated	¥	412,889	¥	76,372	¥	5,384,297	¥	7,137,007

2003:

Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	32,027	¥	6,327	¥	390,391	¥	720,606
Transportation & Construction Systems		73,594		9,505		792,960		937,592
Machinery & Electric		16,212		86		435,727		898,815
Media, Electronics & Network		28,398		4,767		374,952		268,772
Chemical		16,539		1,295		174,866		306,470
Mineral Resources & Energy		19,646		3,976		345,682		1,029,054
Consumer Goods & Service		66,899		3,575		304,593		628,725
Materials & Real Estate		35,707		10,692		615,253		274,061
Financial & Logistics		10,781		1,544		193,540		64,083
Domestic Regional Business Units and Offices		29,050		1,900		379,277		810,122
Overseas Subsidiaries and Branches		41,103		4,930		493,258		862,889
Segment Total		369,956		48,597		4,500,499		6,801,189
Corporate and Eliminations		(4,746)		6,967		511,966		(324,058)
Consolidated	¥	365,210	¥	55,564	¥	5,012,465	¥	6,477,131

2004:

Segment		Millions of U.S.Dollars Gross profit		Net income		As of December 31 Segment assets		Total trading transactions
Metal Products	$	371	$	104	$	4,412	$	7,706
Transportation & Construction Systems		793		115		8,545		10,954
Machinery & Electric		224		38		4,257		10,116
Media, Electronics & Network		295		53		3,501		3,278
Chemical		211		40		2,128		3,765
Mineral Resources & Energy		242		111		4,375		12,566
Consumer Goods & Service		727		45		3,058		5,730
Materials & Real Estate		330		18		6,042		2,573
Financial & Logistics		105		9		2,091		945
Domestic Regional Business Units and Offices		290		31		3,697		7,449
Overseas Subsidiaries and Branches		541		186		5,896		9,332
Segment Total		4,129		750		48,002		74,414
Corporate and Eliminations		(81)		(1)		4,785		(4,443)
Consolidated	$	4,048	$	749	$	52,787	$	69,971

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥102=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) The consolidated results for the third quarter ended December 31, 2003 have been restated to reflect the Companies' accounting for deferred taxes related to investments in affiliates in accordance with the restatement made in fiscal 2004.